EXHIBIT 99.2
FIG ACQUISITION CORP.
GOVERNANCE AND NOMINATING COMMITTEE CHARTER
OF THE BOARD OF DIRECTORS
I. Purpose
          The Nominating Committee (the “Committee”) is a standing committee of the Board of Directors (the “Board”) of FIG Acquisition Corp. (the “Company”). The primary function of the Committee is to identify individuals qualified to become Board members consistent with criteria approved by the Board, and to select, or recommend that the Board select, the director nominees for each annual meeting of stockholders or when vacancies occur.
II. Composition
          The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall meet the independence and experience requirements of the rules of the American Stock Exchange, subject to applicable exceptions permitted thereunder, and any other applicable laws and regulations.
          The members of the Committee shall be elected by the Board and any vacancies on the Committee shall be filled by the Board. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.
III. Responsibilities and Duties
          The following are activities of the Committee designed to promote the fulfillment of its functions as described in this Charter (these functions are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances):
     •   The Committee shall assist the Board in determining the desired experience, skill level and other criteria and qualities appropriate for Board membership. In considering candidates to serve as directors, the Committee will consider all factors it deems relevant, including: intelligence, personal integrity and sound judgment; business and professional skills and experience; familiarity with our business and their respective industries in general; independence from management; ability to devote sufficient time to Board business; commitment to regularly attend and participate in meetings of our Board and its committees; and concern for the long-term interests of the stockholders.
     •   The Committee shall actively seek individuals qualified to become members of the Board, consistent with criteria approved by the Board, and shall recommend director nominees for selection by the Board for nomination to fill expiring terms of directors of each annual meeting of stockholders. In seeking candidates for directors, members of our Committee may (a) use their business, professional and personal contacts; (b) accept the recommendations from other Board members, stockholders or management; and/or (c) engage a professional search firm.
     •   The Committee shall evaluate and review the performance of existing directors of the Board.

     •   If the Company is legally required by contract or otherwise to provide third parties with the ability to nominate and/or appoint directors (for example preferred share rights to elect directors upon failures to pay dividends as specified in the rights, preferences and privileges of such preferred shares, stockholder agreements or management agreements), the selection and nomination of such directors shall be subject to the Committee process described in paragraphs 1 and 2 above.
     •   To be considered by the Committee, a stockholder recommendation for a nominee must be made in writing to our President at the Company’s principal executive office, located as of the date hereof at 787 Seventh Avenue, New York, NY 10019, no later than forty-five days before the date on which the proxy statement for the previous year’s annual meeting of stockholders was first mailed to stockholders. Such communication should: (a) describe why the candidate meets the Board’s criteria described above; (b) include the candidate’s and recommender’s names and addresses and provide biographical information about the recommended candidate that would be required if the candidate were to be nominated; and (c) include the proposed nominee’s written consent to serve as a nominee, if nominated, and as a director, if elected. In considering stockholder recommendations for nominees, the Committee may request additional information concerning the nominee or the applicable stockholder or stockholders. Stockholder recommendations that meet the requirements set forth above will be considered by the Committee using the same criteria as other candidates. The foregoing applies only to recommendations. Actual nominations by stockholders or others, if and to the extent permitted, must be made in accordance with the Company’s Bylaws and applicable state and federal laws.
     •   The Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have sole authority to approve the search firm’s fees and other retention terms. The Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.
     •   The Committee shall make regular reports to the Board.
     •   The Committee shall make recommendations to the Board regarding governance matters, including the certificate of incorporation, by-laws and charters of the Company’s committees.
     •   The Committee shall develop and recommend to the Board governance and nominating guidelines and principles applicable to the Company.
     •   The Committee shall perform such other duties as the Board may assign to it from time to time.
IV. General Provisions
          It is expected that the Committee will meet at least once a year or more frequently as the circumstances require. Meetings of the Committee shall be called and held, and the Committee may act by unanimous written consent in lieu of a meeting, as provided in the Company’s Bylaws.
          The Committee is by this Charter delegated the powers of the Board necessary to carry out its purposes, responsibilities and duties provided in this Charter or reasonably related to those purposes, responsibilities and duties.
          The Committee may form and delegate authority to subcommittees of one or more members when appropriate. Any subcommittee shall be subject to this Charter. The decisions of any subcommittees to which authority is delegated under this paragraph shall be presented to the full Committee at its next regularly scheduled meeting.